Exhibit 12(b).
Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                         Nine Months Ended
                           September 30                          Year Ended December 31
In thousands                1995       1994        1994       1993       1992       1991       1990

Computation of Income:
 Income before
  income taxes        $1,043,705    879,156   1,180,601    879,755    645,568    491,673    284,453
 Capitalized interest        (98)       (56)        (69)       (65)       (24)         -        (13)
 Income before income
  taxes and capitalized
  interest             1,043,607    879,100   1,180,532    879,690    645,544    491,673    284,440
 Fixed charges         1,812,879  1,166,207   1,640,049  1,485,936  1,651,664  2,187,536  2,354,041
 Total income for
  computation         $2,856,486  2,045,307   2,820,581  2,365,626  2,297,208  2,679,209  2,638,481
 Total income for
  computation excluding
  interest on deposits
  from fixed charges  $2,009,880  1,417,351   1,957,224  1,513,317  1,281,619  1,196,648  1,111,762

Computation of Fixed
 Charges:
 Net rental
  expense (a)         $  123,454    113,457     149,462    128,573    123,342    111,609    102,192
 Portion of rentals
  deemed
  representative
  of interest         $   41,151     37,819      49,821     42,858     41,114     37,203     34,064
 Interest:
  Interest on
   deposits              846,606    627,956     863,357    852,309  1,015,589  1,482,561  1,526,719
  Interest on
   federal funds
   and other
   short-term
   borrowings            368,765    195,732     290,211    238,046    277,835    352,384    522,849
  Interest on
   long-term debt        556,259    304,644     436,591    352,658    317,102    315,388    270,396
  Capitalized
   interest                   98         56          69         65         24          -         13
  Total interest       1,771,728  1,128,388   1,590,228  1,443,078  1,610,550  2,150,333  2,319,977
 Total fixed
  charges             $1,812,879  1,166,207   1,640,049  1,485,936  1,651,664  2,187,536  2,354,041
 Total fixed
  charges excluding
  interest on
  deposits            $  966,273    538,251     776,692    633,627    636,075    704,975    827,322
 Preferred stock
  dividends               32,582     20,938      27,827     31,170     32,219     20,065      3,225
 Pre-tax earnings
  needed to meet
  preferred stock
  dividend
  requirements            48,841     30,913      41,044     44,728     44,367     23,997      5,294
 Total combined fixed
  charges and preferred
  stock dividends     $1,861,720  1,197,120   1,681,093  1,530,664  1,696,031  2,211,533  2,359,335
 Total combined
  fixed charges
  and preferred stock
  dividends excluding
  interest on
  deposits            $1,015,114    569,164     817,736    678,355    680,442    728,972    832,616

(a) Includes equipment rentals.

                                                              Exhibit 12(b).
                                                                (continued)


Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                                Nine Months Ended
                                  September 30                     Year Ended December 31
In thousands                        1995      1994      1994      1993      1992      1991      1990

Ratio of Income to Combined
 Fixed Charges and Preferred
 Stock Dividends:
  Excluding interest on
   deposits                         1.98x     2.49      2.39      2.23      1.88      1.64      1.34
  Including interest on
   deposits                         1.53x     1.71      1.68      1.55      1.35      1.21      1.12
